Transactions by Covered Individuals During the Last 60 Days

Name	Date of Transaction	Amount of Shares of Common Stock Involved	Price Per Share	Where/How Transaction Effected
Augusta W. Brown	April 14, 2026	500,000	—	Ms. Brown transferred 500,000 shares of Common Stock to a family limited liability company.